SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                      Autonomous Technologies Corporation
                   -----------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
                   -----------------------------------------
                        (Title of Class of Securities)


                                 05329 H 10 5
                   -----------------------------------------
                                (CUSIP Number)


                                August 24, 1998
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 05329 H 10 5


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Management, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            1,129,472 Shares (including 829,472 Shares issuable under convertible preferred shares and 300,000 Shares issuable under Warrant)


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            1,129,472 Shares (including 829,472 Shares issuable under convertible preferred shares and 300,000 Shares issuable under Warrant)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,129,472 Shares (including 829,472 Shares issuable under convertible preferred shares and 300,000 Shares issuable under Warrant)


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.6%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO/IA

                                  CUSIP No. 05329 H 10 5


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Master Fund, Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            1,129,472 Shares (including 829,472 Shares issuable under convertible preferred shares and 300,000 Shares issuable under Warrant)


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            1,129,472 Shares (including 829,472 Shares issuable under convertible preferred shares and 300,000 Shares issuable under Warrant)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,129,472 Shares (including 829,472 Shares issuable under convertible preferred shares and 300,000 Shares issuable under Warrant)


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.6%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

      This Amendment No. 1 to Schedule 13G amends a Schedule 13G, dated August 24, 1998, with respect to the Common Stock, par value $0.01 per share (the "Shares"), of Autonomous Technologies Corporation, a Florida corporation (the "Company"), beneficially owned by OZ Management, L.L.C. and OZ Master Fund, Ltd., including Shares for which warrants or other convertible securities of the Company are exercisable or convertible within the next sixty days, as follows below. This Amendment is filed to amend Item 4, as of December 31, 1998, contained in the Schedule 13G.


      Items 1-3.  No amendment.


      Item 4.  Ownership

      See cover page for each Reporting Person.


      Items 5. - 9.    No amendment.


      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1999.


OZ MANAGEMENT, L.L.C.


By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Managing Member


OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager


By:  /s/ Daniel S. Och
----------------------------------
Name:  Daniel S. Och
Title:  Managing Member